EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2002
                      COUPON PERIOD ENDING 20 NOVEMBER 2002

USD NOTES
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                                                                            COUPON PAYMENTS     PRINCIPAL PAYMENTS    CHARGE OFFS
                     FV OUTSTANDING (USD)    BOND FACTOR     COUPON RATE         (USD)                 (USD)              (AUD)
-----------------------------------------------------------------------------------------------------------------------------------

Class A Notes          687,538,747.64         78.129403%       1.92000%       3,740,104.85         74,710,883.05          0.00
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                                                                            COUPON PAYMENTS     PRINCIPAL PAYMENTS    CHARGE OFFS
                     FV OUTSTANDING (AUD)    BOND FACTOR     COUPON RATE         (AUD)                 (AUD)              (AUD)
-----------------------------------------------------------------------------------------------------------------------------------

Class B Notes           28,395,000.00        100.000000%       5.48500%         392,566.71              0.00              0.00

Class C Notes           11,900,000.00        100.000000%       5.71500%         171,418.68              0.00              0.00
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

                                                                     31Oct02
POOL SUMMARY                                                           AUD
------------                                                   -----------------
Outstanding Balance - Variable Rate Housing Loans                1,086,275,725
Outstanding Balance - Fixed Rate Loans                             289,338,847
Number of Loans                                                         10,697
Weighted Average Current LVR                                             65.04%
Average Loan Size                                                      128,598
Weighted Average Seasoning                                             26 mths
Weighted Average Term to Maturity                                     271 mths

PRINCIPAL COLLECTIONS                                                  AUD
---------------------                                          -----------------
Scheduled Principal Payments                                      9,102,069.01
Unscheduled Principal Payments                                  140,943,271.48
Redraws                                                           7,629,181.85

Principal Collections                                           142,416,158.64

TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                      -----------------
Principal Collections                                           142,416,158.64
Principal Charge Offs                                                     0.00
Pay Back of Principal Draw                                        2,653,517.19
Total Available Principal                                       145,069,675.83

Outstanding Principal Draws From Previous Period                          0.00

Principal Distributed                                           145,069,675.83
Principal Retained                                                        0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                          -----------------
Available Income                                                 26,442,006.94
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00

Total Available Funds                                            26,442,006.94

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                         0.00
Redraw Carryover Charge Offs                                             0.00


CPR
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                                           Aug-02       Sep-02        Oct-02
                       1 mth CPR           32.86%       28.98%        30.57%
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ARREARS
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                            % of pool
                          (by balance)
31 - 59 days                  0.43%
60 - 89 days                  0.07%
90+ days                      0.02%
Defaults                       Nil
Losses                         Nil
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